EXHIBIT 99.1

Restructuring Programme Approved by Corporate Assembly

The Corporate Assembly of Norsk Hydro ASA today approved the proposed restructuring programme for the company's aluminium plants in Norway, to ensure continued profitable operations.

As previously announced, the restructuring programme involves reducing annual operating costs by NOK 350 - 400 million, with production remaining at the present level. Estimates show that this may involve a reduction of up to 800 man-years. The restructuring process will be completed early next year. The cost of realizing the restructuring programme is estimated at NOK 800 million. Most of this will be charged to the accounts in 2004.

The employee representatives in the Corporate Assembly emphasized that they agree on the need for restructuring but that they do not agree on the presented de-manning figure.

Kurt Anker Nielsen new member of the Board

The Corporate Assembly today also elected Kurt Anker Nielsen as new member of the Board of Directors for a period of two years. Nielsen has previously held management positions at Novo Nordisk A/S and Novo A/S, i.a. as Chief Financial Officer and co-Chief Executive Officer. He currently holds board positions in Novo Nordisk A/S, Novozymes A/S, Novo A/S, DakoCytomation A/S, ZymoGenetics Inc, Coloplast A/S and TDC A/S. Nielsen (58) is a Danish national. With his strong financial background, Nielsen satisfies the criteria as Financial Expert in the Board's audit comittee according to SEC's standards.

Elisabeth Grieg, Borger A. Lenth, Hakan Mogren and Ingvild Myhre were re-elected to the Board for two more years. Lenth was re-elected Deputy Chairperson of the Board.

Anne Cathrine Hoeg Rasmussen today, at her own request, retired from Hydro's Board of Directors. Rasmussen has been member of the Board since 1998.

Svein Steen Thomassen was elected as Chairperson of the Corporate Assembly, and Siri Teigum was elected as Deputy Chairperson.

***** Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Kristin Brobakke
Telephone (+47) 22 53 27 44
Cellular (+47) 91 84 06 81
E-mail Kristin.Brobakke@hydro.com

Kjetil Bakken
Telephone +47 22 53 23 13
Cellular +47 91 889 889
E-mail kjetil.bakken@hydro.com